November 4, 2024

Anthony Iarocci
Chief Executive Officer and Chief Financial Officer
APEX 11 INC.
8217 East Spanish Boot Road
Carefree, Arizona 85377

       Re: APEX 11 INC.
           Form 10-K for the Year Ended December 31, 2023
           Filed March 19, 2024
           File No. 000-54964
Dear Anthony Iarocci:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Report of Independent Registered Public Accounting Firm, page 8

1. We note that the report from your independent registered public accounting firm does not cover the balance sheet as of December 31, 2022 nor the related financial
       statements (e.g., statements of operations, stockholders    equity
(deficiency), and cash
       flows) for the fiscal year ended December 31, 2022. Please amend your Form 10-K to include an audit report that covers the financial statements as of and for each of the most recent two fiscal years; refer to Rule 8-02 of Regulation S-X.
2. We note your going concern disclosure on page 14 which indicates that substantial doubt exists regarding the registrant's ability to continue as a going concern. Please have your independent registered public accounting firm tell us what consideration they gave to providing an explanatory paragraph in concluding on your ability to continue as a going concern or amend your filing to have them revise their report as appropriate. Refer to PCAOB AS 2415.
 November 4, 2024
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Howard Efron at 202-551-3439 or Mark Rakip at 202-551-3573 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Jonathan Coury